Angel Oak Funds Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

January 29, 2024

VIA EDGAR
Ms. Emily Rowland
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Angel Oak Funds Trust (the “Trust”)
N-14 File No. 333-276326
Angel Oak High Yield Opportunities ETF (S000083812)
Angel Oak Mortgage-Backed Securities ETF (S000083813)
(each, an “Acquiring ETF”)
Dear Ms. Rowland:
This correspondence responds to the additional comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Trust’s Registration Statement filed on Form N-14 on December 29, 2023 (SEC Accession No. 0000894189-23-009430) (the “Information Statement”). For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Information Statement.

Comment 1.With regards to the legality of shares opinion submitted as an exhibit with the Information Statement, please undertake to revise the scope of the opinion to apply to the Delaware General Corporation Law rather than the Delaware Statutory Trust Act.
Response:     The below change has been made (new language underlined; deleted language struck through). The revised opinion will be filed as an exhibit with a post-effective amendment.
~~We are members of the Bar of the District of Columbia and do not hold ourselves out as being conversant with the laws of any jurisdiction other than those of the United States of America and the District of Columbia. We note that we are not licensed to practice law in the State of Delaware, and to the extent that any opinion herein involves the laws of the State of Delaware, such opinion should be understood to be based solely upon our review of the documents referred to above and the published statutes of the State of Delaware.~~ This opinion is limited to the Delaware Statutory Trust Act and the Delaware General Corporation Law, and we express no opinion with respect to the laws of any other jurisdiction or to any other laws of the State of Delaware. Further, we express no opinion as to compliance with any state or federal securities laws, including the securities laws of the State of Delaware.
Comment 2.(a) With respect to the Acquiring MBS ETF, please revise references that “the Fund does not currently have any plans to implement the Rule 12b-1 Plan” to read “the Acquiring MBS ETF does not currently have any plans to implement the Rule 12b-1 Plan”.
(b) Please clarify in the section titled “ANGEL OAK BOARD CONSIDERATIONS” that the Board considered that the Target Total Return Bond Fund does not currently charge a Rule 12b-1 fee.
Response:     (a) The requested change has been made.
(b) The following sentence has been added to the above-referenced section: “The Angel Oak Board considered that the Target Total Return Bond Fund’s Institutional Class does not pay a Rule 12b-1 fee.”

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If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (414) 516-1603 or at michael.barolsky@usbank.com.
Sincerely,
/s/ Michael D. Barolsky
Michael D. Barolsky
Senior Vice President
U.S. Bank Global Fund Services,
as Administrator for the Trust
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